Oswaldo Gutierrez:

Hello, I'm Oswaldo Gutierrez.

John Caravello:

And I'm John Caravello. When we set out to create Nettbar, we did it with two things in mind, neighborhood and community. We wanted to make sure that we enhanced our little part of the Heights over here, and create relationships with all of our neighbors that are around us. And we've been able to do it in an amazing way that we could have never expected.

Oswaldo Gutierrez:

We quickly realized that we had something unique on our hands, a place where everybody is welcome, no matter if they came from office, a jog at the park, who just wanted to spend time with their family. Neighbors who live a few houses away from each other had never met until they met at Nettbar.

John Caravello:

With that in mind, when we set out to find the second location, we had some specifics that we wanted to follow. After a long search, we were able to purchase the perfect property in the Shady Acres neighborhood of the Heights. We believe that it's going to allow us to continue to enhance our community outreach, and our relationships with all of our neighbors, just to expand the brand, but also give a place where everybody can just go to and feel comfortable.

John Caravello:

At Nettbar, we feel that our focus should be first and foremost, on our guest experience. We've always had the mindset that if we created a social, active, fun environment, that everyone can feel a part of, it'll bring people together. This has, and will continue to create a strong customer base for us for years to come. By hosting weekly events, like trivia night, our premium steak night, and our own Nettbar bocce ball league, we've been able to create a consistent entertainment value for everyone. We'll also continue the partnerships we've molded over the years with local companies, such as Goat Yoga Houston and HDX Markets.

Oswaldo Gutierrez:

In the end, we decided to partner with Next Seed, because all the love and support we have gotten from everyone. We feel like the community has given us so much that it only makes sense to pay it forward.

John Caravello:

The new location will have a large fenced in dog run, a designated ping pong area, bocce ball courts, and of course our large outdoor TV walls. Our main bar building we'll have a modern farmhouse vibe with hints of our signature whitewash wood panels. Complete with three private booths and plenty of bar height seating, we've been able to create even more indoor space for our guests to enjoy. The second building will house our full kitchen and indoor dining area, as well as board games and much more. Our covered patios will keep our guests out of the elements, while also allowing us to create multiple areas for private events and reservations. For all the young parents out there, we have created a fenced in play area for the kids that you can sit directly in front of while enjoying an adult beverage and a snack on the deck. We invite all of you to join us on the next leg of our journey. Welcome to Nettbar Shady Acres.